大華銀行
UNITED OVERSEAS BANK

04036406

United Overseas Bank Limited, Head Office
80 Raffles Place, UOB Plaza, Singapore 048624
Tel (65) 65339898 **Fax** (65) 65342334
www.uobgroup.com

Our ref: ANN2004/UOB2004/UOB-A27-ProposedOffering-SubNotes/atl/sc

11 August 2004

File No. 82-2947

Securities & Exchange Commission
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street, N.W.
Washington, DC 20549
USA

PROPOSED OFFERING OF SUBORDINATED NOTES

Dear Sir

We enclose a copy of our Announcement dated 11 August 2004 in regard to the above matter for your information.

Yours faithfully
for UNITED OVERSEAS BANK LIMITED

Vivien Chan
Company Secretary

Enc

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